EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,751	$1,650	$2,011	$2,384	$2,616	$2,636	$1,806
(Income) Loss from Equity Investees, net of Distributions	(5)	6	9	(4)	(19)	(25)	(5)
Fixed Charges	345	353	479	522	571	600	633
Capitalized Interest	(12)	(16)	(19)	(14)	(67)	(45)	(37)
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	(2)	(6)	(6)
Total Earnings	$2,079	$1,993	$2,480	$2,888	$3,099	$3,160	$2,391
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$333	$343	$465	$509	$555	$581	$615
Interest Factor in Rentals	12	10	14	13	14	13	12
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	2	6	6
Total Fixed Charges	$345	$353	$479	$522	$571	$600	$633

Ratio of Earnings to Fixed Charges	6.03	5.65	5.18	5.53	5.43	5.27	3.78

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.